FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Deutsche Mortgage Securities, Inc.	0001199476
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, March 30, 2004, Series 2004-3	333-100675

Name of Person Filing the Document
(If Other than the Registrant)

MAR 31 2004

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:____________________
Name: Michael Commaroto
Title: President

By:____________________
Name: Steve Katz
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 30, 2004

DEUTSCHE MORTGAGE SECURITIES, INC.

By:/s/ Michael Commaroto
Name: Michael Commaroto
Title: President

By:/s/ Steve Katz
Name: Steve Katz
Title: Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Computational Materials	P*

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

The following is a Term Sheet. All terms and statements are subject to change.

TERM SHEET

Deutsche Mortgage Securities, Inc.

$509,081,000

(Approximate, Certificates)

Mortgage Loan Trust
Series 2004-3

Deutsche Mortgage Securities, Inc.

(Depositor)

First National Bank of Nevada
GreenPoint Mortgage Funding, Inc.

(Originators)

Deutsche Bank

March 26, 2004

The analysis in this report is based on information provided by Deutsche Mortgage Securities, Inc. (the "Seller"). Deutsche Bank Securities Inc. ("DBSI" or the "Underwriter") makes no representations as to the accuracy or completeness of the information contained herein. The information contained herein is qualified in its entirety by the information in the prospectus and prospectus supplement (collectively, the "Prospectus") for this transaction. The information contained herein is preliminary as of the date hereof, supersedes any previous information delivered to you by DBSI and will be superseded by the applicable Prospectus and any other information subsequently filed with the Securities and Exchange Commission. These materials are subject to change, completion, or amendment from time to time without notice, and DBSI is under no obligation to keep you advised of such changes. These materials are not intended as an offer or solicitation with respect to the purchase or sale of any security. Any investment decision with respect to the securities should be made by you based upon the information contained in the Prospectus relating to the securities. You should consult your own counsel, accountant, and other advisors as to the legal, tax, business, financial and related aspects of a purchase of these securities.

The attached information contains certain tables and other statistical analyses (the "Computational Materials") which have been prepared by DBSI in reliance upon information furnished by the Seller. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material. Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected herein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice. Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayment assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfalls. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither DBSI nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

An investor or potential investor in the certificates (and each employee, representative, or other agent of such person or entity) may disclose to any and all persons, without limitation, the tax treatment and tax structure of the transaction (as defined in United States Treasury Regulation Section 1.6011-4) and all related materials of any kind, including opinions or other tax analyses, that are provided to such person or entity. However, such person or entity may not disclose any other information relating to this transaction unless such information is related to such tax treatment and tax structure.

THIS INFORMATION IS FURNISHED TO YOU SOLELY BY DBSI AND NOT BY THE ISSUER OF THE SECURITIES OR ANY OF ITS AFFILIATES (OTHER THAN DBSI). DBSI IS ACTING AS UNDERWRITER AND NOT ACTING AS AGENT FOR THE ISSUER IN CONNECTION WITH THE PROPOSED TRANSACTION.

TERM SHEET DATED March 26, 2004
Deutsche Mortgage Securities, Inc.
Mortgage Loan Trust, Series 2004-3
$509,081,000 *(Approximate *)*

Subject to a variance

Structure Overview(1)

Class	Approximate Size ($)	Type	WAL (yrs)	Principal Payment Window	Pmt Delay (days)	Interest Accrual Basis	Legal Final Maturity	Expected Ratings Moody's / S&P
I-A-1	86,569,000	Floating	0.90	05/04 – 01/06	0	actual/360	03/34	Aaa / AAA
I-A-2	24,891,000	Fixed	2.00	01/06 – 08/06	24	30/360	03/34	Aaa / AAA
I-A-3	45,366,000	Fixed	3.00	08/06 – 03/08	24	30/360	03/34	Aaa / AAA
I-A-4	32,499,000	Fixed	5.00	03/08 – 11/10	24	30/360	03/34	Aaa / AAA
I-A-5	22,551,000	Fixed	8.02	11/10 – 07/12	24	30/360	03/34	Aaa / AAA
I-A-6	25,000,000	Fixed	6.35	05/07 – 7/12	24	30/360	03/34	Aaa / AAA
I-A-IO(2)	Notional	NAS IO	0.83(3)	NA	24	30/360	04/06	Aaa / AAA
I-M-1	6,000,000	Fixed	5.45	05/07 – 07/12	24	30/360	03/34	Aa2 / AA
I-M-2	4,375,000	Fixed	5.45	05/07 – 07/12	24	30/360	03/34	A2 / A
I-M-3	1,875,000	Fixed	5.45	05/07 – 07/12	24	30/360	03/34	Baa1 / BBB+
Group I	**$249,126,000**							
II-A-1	239,809,000	Floating	2.86	05/04 – 12/11	0	actual/360	05/34	Aaa / AAA
II-M-1	8,968,000	Floating	5.13	05/07 – 12/11	0	actual/360	05/34	Aa2 / AA+
II-M-2	6,109,000	Floating	5.12	05/07 – 12/11	0	actual/360	05/34	A2 / AA-
II-M-3	5,069,000	Floating	5.12	05/07 – 12/11	0	actual/360	05/34	Baa2 / BBB+
Group II	**$259,955,000**							
TOTAL	**$509,081,000**							

* *Represents the approximate aggregate certificate principal balance of the Certificates*
(1) *to 10% Optional Termination*
(2) *Notional Amount*
(3) *Modified Duration @ a price of 5.861304%*

Pricing Speed:	
Group I	120% PPC (where 100% PPC is 6.00% CPR growing to 20.00% CPR over 12 months)
Group II	25% CPR

Transaction Overview

Offered Certificates:

- The Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6 and Class I-A-IO, (together, the "Group I Senior Certificates" or "Group I-A Certificates"), the Class I-M-1, Class I-M-2 and Class I-M-3 Certificates (together, the "Group I Mezzanine Certificates"). The Group I Senior Certificates along with the Group I Mezzanine Certificates are referred to herein as the "Group I Certificates."
- The Class II-A-1, Class II-M-1, Class II-M-2 and Class II-M-3 Certificates (together, the "Group II Certificates"). The Group I Certificates and the Group II Certificates are referred to herein as the "Offered Certificates."
- The pass-through rate on the Class I-A-IO Certificates will be equal to 4.50% per annum for the first 12 months, 3.50% per annum for the next 12 months and 0.00% thereafter. The pass-through rate on the Group I-A Certificates (other than the Class I-A-1 Certificates and the Class I-A-IO Certificates) and the Group I Mezzanine Certificates will be equal to a fixed rate, subject to the applicable Net WAC Pass-Through Rate. The pass-through rate on the Class I-A-1 Certificates and on the Group II Certificates will be equal to a floating rate, subject to the applicable Net WAC Pass-Through Rate.

Transaction Overview (Cont.)

Notional Amount:	The notional amount of the Class I-A-IO Certificates will be as follows: the lesser of (a) from and including the 1st through the 6th Distribution Date $31,250,000; from and including the 7th through the 18th Distribution Date $25,000,000; from and including the 19th through the 22nd Distribution Date $18,750,000; from and including the 23rd through the 24th Distribution Date $12,500,000; and thereafter $0 and (b) the then aggregate principal balance of the Group I Mortgage Loans (prior to giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period).
Collateral:	The Mortgage Loans will be divided into two loan groups. Loan Group I will consist of 1,321 fixed rate Alt-A loans with an aggregate principal balance of $250,001,164 (the "Group I Mortgage Loans"). Loan Group II will consist of 1,063 floating rate Alt-A loans with an aggregate principal balance of $259,955,539 (the "Group II Mortgage Loans"). The Group I Certificates will be entitled to payments only from amounts received or advanced in respect of the Group I Mortgage Loans. The Group II Certificates will be entitled to payments only from amounts received or advanced in respect of the Group II Mortgage Loans. The Group I Certificates and Group II Certificates are not cross-collateralized.
Mortgage Insurance Policies:	All of the Group I Mortgage Loans and all of the Group II Mortgage Loans with an original loan-to-value value ratio over 80% are covered by mortgage insurance policies.
Class A Certificates:	Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5, Class I-A-6, Class I-A-IO and II-A-1 Certificates (together, the "Senior Certificates").
Class M Certificates:	Class I-M-1, Class I-M-2, Class I-M-3, Class II-M-1, Class II-M-2 and Class II-M-3 Certificates (together, the "Mezzanine Certificates").
Depositor:	Deutsche Mortgage Securities, Inc. ("DMSI").
Originators:	100% of the Group I Mortgage Loans will have been originated by First National Bank of Nevada ("FNBN"). 100% of the Group II Mortgage Loans will have been originated by GreenPoint Mortgage Funding, Inc. ("GPT").
Master Servicer:	Wells Fargo Bank, National Association
Servicers:	M&T Mortgage Corp. ("M&T") will service approximately 100% of the aggregate principal balance of the Group I Mortgage Loans. GreenPoint Mortgage Funding, Inc. will service approximately 100% of the aggregate principal balance of the Group II Mortgage Loans.
Trustee:	HSBC Bank USA ("HSBC")
Custodian:	Wells Fargo Bank, National Association
Credit Risk Manager:	The Murrayhill Company
Underwriter:	Deutsche Bank Securities Inc.
Statistical Cut-off Date:	March 1, 2004.
Cut-off Date:	April 1, 2004.
Expected Pricing:	Week of March 29, 2004
Expected Closing Date:	On or about April [30], 2004

Transaction Overview (Cont.)

Distribution Date:
- 25th day of each month (or the next business day if such day is not a business day) commencing in May 2004.

Optional Termination:
- If the total outstanding balance of either the Group I Mortgage Loans or Group II Mortgage Loans on any Distribution Date is less than 10% of the total outstanding principal balance of the respective group as of the Cut-off Date, the Master Servicer may purchase the related mortgage loans in the related loan group, but is not required to do so. If the Master Servicer elects to purchase the related Mortgage Loans, the outstanding class principal balance of the related classes of certificates will be paid in full, together with accrued interest.

Coupon Step-up:
On the Distribution Date following the first possible optional termination date with respect to each loan group, the pass-through rates on the related Senior Certificates and the related Mezzanine Certificates will increase to the following, subject to the applicable Net WAC Pass-Through Rate.

Class	After Optional Termination	Class	After Optional Termination
I-A-5	0.50%	II-A-1	2 x Margin
I-A-6	0.50%	II-M-1	1.5 x Margin
I-M-1	0.50%	II-M-2	1.5 x Margin
I-M-2	0.50%	II-M-3	1.5 x Margin
I-M-3	0.50%		

Monthly Servicer Advances:
- The Servicers will collect monthly payments of principal and interest on the Mortgage Loans and will be obligated to make advances of delinquent monthly principal and interest payments, to the extent such amounts are deemed recoverable by the related Servicer. If any Servicer fails to make any such required advance, the Master Servicer will be required to do so subject to its determination of recoverability. Each of the Servicers and the Master Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Credit Enhancement:
- Excess Interest
- Overcollateralization ("OC")
- Subordination

Record Date:
- The Record Date for the Group I Certificates (other than the Class I-A-1 Certificates) will be the last business day of the month preceding the related Distribution Date. The Record Date for the Class I-A-1 Certificates and the Group II Certificates will be the business day preceding the related Distribution Date.

Determination Date:
- The Determination Date with respect to any Distribution Date is the 10th day of the month in which the Distribution Date occurs or, if such day is not a business day, on the immediately preceding business day.

Due Period:
- The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which such Distribution Date occurs and ends on the first day of the month in which such Distribution Date occurs.

Prepayment Period:
- For the Group I Mortgage Loans, the Prepayment Period with respect to any Distribution Date shall be from the 16th day of the month immediately preceding the Distribution Date to the 15th day of the month of the Distribution Date.
- For the Group II Mortgage Loans, the Prepayment Period with respect to any Distribution Date is the calendar month immediately preceding the month in which the Distribution Date occurs.

Prepayment Interest Shortfalls:
- Interest shortfalls attributable to voluntary principal prepayments on the Mortgage Loans.

Transaction Overview (Cont.)

Compensating Interest:	- Each Servicer will be required to cover Prepayment Interest Shortfalls in full or in part for Mortgage Loans serviced by such Servicer up to the Servicing Fee payable to the related Servicer for such period, without reimbursement therefor. - The Master Servicer will be required to cover Prepayment Interest Shortfalls in an amount equal to the lesser of (i) the aggregate amounts the Servicers were required to pay in connection with principal prepayments on the Mortgage Loans serviced by such Servicers for the related distribution date, and not so paid by the Servicers and (ii) the Master Servicer's compensation for such Distribution Date, without reimbursement therefor.
ERISA:	- All of the Offered Certificates are expected to be ERISA-eligible.
SMMEA Eligibility:	- The Class A Certificates, the Class I-M-1 Certificates and the Class II-M-I Certificates will be "mortgage related securities" for the purposes of the Secondary Mortgage Market Enhancement Act of 1984.
Taxation – REMIC:	- One or more REMIC elections will be made for designated portions of the Trust (exclusive of certain shortfall payments).
Form of Registration:	- Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations:	- $25,000 and integral multiples of $1 in excess thereof.

Structural Overview

Interest Accrual Period:	Interest on the Group I Certificates (other than the Class I-A-1 Certificates) will accrue during the calendar month preceding the related Distribution Date. The accrual period for the Class I-A-1 Certificates and the Group II Certificates will be (a) as to the Distribution Date in May 2004, the period commencing on the Closing Date and ending on the day preceding the Distribution Date in May 2004, and (b) as to any Distribution Date after the Distribution Date in May 2004, the period commencing on the Distribution Date in the month immediately preceding the month in which that Distribution Date occurs and ending on the day preceding that Distribution Date. Interest on the Group I Certificates, other than the Class I-A-1 Certificates, will be calculated on a 30/360 basis. Interest on the Class I-A-1 Certificates and the Group II Certificates will be calculated on an actual/360 basis.
Interest Distribution Amount:	For the Offered Certificates on any Distribution Date is equal to interest accrued during the related Interest Accrual Period on the certificate principal balance or Notional Amount, as applicable, of that class immediately prior to such Distribution Date at the applicable pass-through rate for such class, reduced (to an amount not less than zero), in the case of each such class, by the allocable share, if any, for such class of Prepayment Interest Shortfalls to the extent not covered by Compensating Interest paid by the Master Servicer or the Servicers, as applicable, and shortfalls resulting from the application of the Servicemembers Civil Relief Act.
Interest Carry Forward Amount:	The Interest Carry Forward Amount with respect to any class of Offered Certificates and any Distribution Date is equal to the amount, if any, by which the Interest Distribution Amount for that class of certificates for the immediately preceding Distribution Date exceeded the actual amount distributed on such class of certificates in respect of interest on the immediately preceding Distribution Date, together with any Interest Carry Forward Amount with respect to such class of certificates remaining unpaid from the previous Distribution Date, plus interest accrued thereon at the related pass-through rate for the most recently ended Interest Accrual Period, to the extent permitted by applicable law.
Senior Interest Distribution Amount:	For the Class A Certificates on any Distribution Date, an amount equal to the sum of the Interest Distribution Amount for such Distribution Date for each such class and the Interest Carry Forward Amount, if any, for such Distribution Date for each such class.
Administration Fee Rate:	With respect to each Mortgage Loan, the Administration Fee Rate is equal to the sum of (i) the rate at which the fee payable to the Master Servicer is calculated, (ii) the rate at which the fee payable to the related Servicer is calculated, (iii) the rate at which the fee payable to the Credit Risk Manager is calculated and (iv) the rate at which the premium payable in connection with any lender paid primary mortgage insurance policy is calculated, if applicable. The initial Administration Fee Rate is equal to approximately [0.278]% and [0.4025]% as of the Cut-off Date respectively for the Group I Mortgage Loans and Group II Mortgage Loans.
Net Mortgage Rate:	For any Mortgage Loan for any Distribution Date shall be a per annum rate equal to the applicable mortgage rate for such Mortgage Loan as of the first day of the month preceding the month in which such Distribution Date occurs minus the Administration Fee Rate.

Structural Overview (Cont.)

Net WAC Pass-Through Rate:	▪ With respect to the Group I Certificates (other than the Class I-A-IO Certificates), (A) for the May 2004 Distribution Date through the April 2006 Distribution Date, a per annum rate equal to (1) the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs minus (2) the pass-through rate for the Class I-A-IO Certificates for such Distribution Date multiplied by a fraction, the numerator of which is (x) the Notional Amount of the Class I-A-IO Certificates immediately prior to such Distribution Date, and the denominator of which is (y) the aggregate principal balance of the Group I Mortgage Loans as of the first day of the month in which such Distribution Date occurs and (B) for each Distribution Date thereafter, the weighted average of the Net Mortgage Rates of the Group I Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. ▪ With respect to the Group II Certificates and any Distribution Date, the weighted average of the Net Mortgage Rates of the Group II Mortgage Loans as of the first day of the month preceding the month in which such Distribution Date occurs. ▪ In the case of the Class I-A-1 Certificates and the Group II Certificates, the applicable Net WAC Pass-Through Rate will be adjusted on an actual/360 basis.
Net WAC Rate Carryover Amount:	▪ If on any Distribution Date the pass-through rate for the Class A Certificates, other than the Class I-A-IO Certificates, and the Mezzanine Certificates is limited to the related Net WAC Pass-Through Rate, the "Net WAC Rate Carryover Amount" will be equal to the sum of (i) the excess of (a) the amount of interest such Class A Certificates or Class M Certificates would have been entitled to receive on such Distribution Date if the Net WAC Pass-Through Rate had not been applicable to such certificates over (b) the amount of interest accrued on such classes at the applicable Net WAC Pass-Through Rate plus (ii) the related Net WAC Rate Carryover Amount from the prior Distribution Date not previously distributed together with interest thereon at the related pass-through rate for the most recently ended Interest Accrual Period. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of available funds.
Class I-A-1 Cap Agreement:	▪ On the Closing Date, the Trustee will enter into a "Class I-A-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class I-A-1 Cap Agreement will be based upon the provided schedule.
Class II-A-1 Cap Agreement:	▪ On the Closing Date, the Trustee will enter into a "Class II-A-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-A-1 Cap Agreement will be based upon the provided schedule.
Class II-M-1 Cap Agreement:	▪ On the Closing Date, the Trustee will enter into a "Class II-M-1 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-M-1 Cap Agreement will be based upon the provided schedule.
Class II-M-2 Cap Agreement:	▪ On the Closing Date, the Trustee will enter into a "Class II-M-2 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-M-2 Cap Agreement will be based upon the provided schedule.
Class II-M-3 Cap Agreement:	▪ On the Closing Date, the Trustee will enter into a "Class II-M-3 Cap Agreement" to make payments in respect of any Net WAC Pass-Through Rate Carryover Amounts as described herein. The notional balance of the Class II-M-3 Cap Agreement will be based upon the provided schedule.

Structural Overview (Cont.)

Overcollateralization Amount:	Overcollateralization refers to the amount by which the aggregate principal balance of the related Mortgage Loans exceeds the certificate principal balance of the related Offered Certificates. This excess (the "Overcollateralization Amount") is intended to protect the certificateholders against shortfalls in payments on the Offered Certificates. If, due to losses, the related Overcollateralization Amount is reduced below the related Required Overcollateralization Amount, Net Monthly Excess Cashflow, if available, will be applied first to pay principal on the related Class A Certificates, other than the Class I-A-IO Certificates if applicable, then to pay principal on the related Mezzanine Certificates until the related Overcollateralization Amount equals the related Required Overcollateralization Amount.
Group I Required Overcollateralization Amount:	The Group I Required Overcollateralization Amount for the Group I Certificates, which will be fully established at issuance, is anticipated to be approximately 0.35% of the Cut-off Date principal balance of the Group I Mortgage Loans.
Group II Required Overcollateralization Amount:	With respect to any Distribution Date and the Group II Mortgage Loans, (a) if such Distribution Date is prior to the Group II Stepdown Date, 0.60% of the aggregate principal balance of the Group II Loans as of the Cut-Off Date, or (b) if such Distribution Date is on or after the Group II Stepdown Date, the greater of (i) 1.20% of the then current aggregate principal balance of the Group II Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the Group II Overcollateralization Floor. The Group II Required Overcollateralization Amount will not be established at issuance, but over time it is targeted to increase as set forth in the preceding sentence.
Group II Overcollateralization Floor:	0.50% of the aggregate principal balance of the Group II Mortgage Loans.
Required Overcollateralization Percentage:	For any Distribution Date with respect to each loan group, a percentage equal to (a) the related Required Overcollateralization Amount divided by (b) the aggregate principal balance of the related Mortgage Loans as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).
Overcollateralization Increase Amount:	An Overcollateralization Increase Amount for any Distribution Date is the amount of Net Monthly Excess Cashflow actually applied as an accelerated payment of principal to the extent the Required Overcollateralization Amount exceeds the current Overcollateralization Amount.
Overcollateralization Reduction Amount:	An Overcollateralization Reduction Amount for any Distribution Date is the amount by which the current Overcollateralization Amount exceeds the Required Overcollateralization Amount after taking into account all distributions of principal required to be made on the Distribution Date.
Group I Stepdown Date:	Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Group I-A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with respect to the Group I-A Certificates (the "Group I-A CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group I Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 10.50%.

Structural Overview (Cont.)

Group II Stepdown Date: Is the earlier of (i) the first Distribution Date on which the certificate principal balances of the Class II-A Certificates have been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in May 2007 and (y) the first Distribution Date on which the Credit Enhancement Percentage with resepect to the Class II-A Certificates (the "Class II-A CE%") (calculated for this purpose only after taking into account the receipt of principal on the Group II Mortgage Loans, but prior to any distribution of principal to the holders of the certificates) is greater than or equal to approximately 16.70%.

Credit Enhancement Percentage: The Credit Enhancement Percentage for any class of Offered Certificates and any Distribution Date is the percentage obtained by dividing (x) the sum of (i) the aggregate certificate principal balance of the class or classes of Offered Certificates in the related loan group subordinate thereto and (ii) the related Overcollateralization Amount by (y) the aggregate principal balance of the related Mortgage Loans, as of the last day of the related Due Period (after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period, and after reduction for Realized Losses incurred during the related Prepayment Period).

Class / Group	Loan Group I (Moody's / S&P)	Initial CE %	Class	Loan Group II (Moody's / S&P)	Initial CE %
I-A	Aaa / AAA	5.25%	II-A	Aaa / AAA	7.75%
I-M-1	Aa2 /AA	2.85%	II-M-1	Aa2 / AA+	4.30%
I-M-2	A2 / A	1.10%	II-M-2	A2 / AA-	1.95%
I-M-3	Baa1 / BBB+	0.35%	II-M-3	Baa2 / BBB+	0.00%
	Initial OC	0.35%		Initial OC	0.00%
	Required OC	0.35%		Required OC	0.60%
	OC Floor	0.35%		OC Floor	0.50%
	OC Holiday	NA		OC Holiday	6 months

Net Monthly Excess Cashflow: For any Distribution Date and related loan group is equal to the sum of (i) any Overcollateralization Reduction Amount and (ii) the excess of the Available Distribution Amount over the sum of (x) the Senior Interest Distribution Amount for such Distribution Date payable to the holders of the related Class A Certificates, (y) the Interest Distribution Amount for such Distribution Date payable to the holders of the related Mezzanine Certificates and (z) the amount of principal required to be distributed to the holders of the Offered Certificates on such Distribution Date.

Available Distribution Amount: For any Distribution Date and any loan group, net of the fees and reimbursements payable to the Master Servicer, the Servicers, and the Credit Risk Manager, an amount equal to (i) the aggregate amount of scheduled monthly payments on the related Mortgage Loans due on the related Due Date and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the related Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the related Mortgage Loans occurring during the related Prepayment Period); (iii) all Monthly Servicer Advances with respect to the related Mortgage Loans received for the Distribution Date; (iv) all Compensating Interest paid by the Servicers and the Master Servicer in respect of Prepayment Interest Shortfalls for the related Due Period and (v) payments received on the Class I-A-1 Cap Agreement, the Class II-A-1 Cap Agreement, the Class II-M-1 Cap Agreement, the Class II-M-2 Cap Agreement and the Class II-M-3 Cap Agreement, if any, to pay the Net WAC Rate Carryover Amount on the Class I-A-1 Certificates, the Class II-A-1 Certificates, the Class II-M-1 Certificates, the Class II-M-2 Certificates and the Class II-M-3 Certificates, respectively.

Structural Overview (Cont.)

Class I-A-6 Lockout Distribution Amount:

- For any Distribution Date, the Class I-A-6 Lockout Distribution Percentage for that Distribution Date multiplied by the product of (A) a fraction, the numerator of which is the certificate principal balance of the Class I-A-6 Certificates and the denominator of which is the aggregate certificate principal balance of all of the Group I-A Certificates (other than the Class I-A-IO Certificates and in each case immediately prior to such Distribution Date) and (B) the Group I-A Principal Distribution Amount for such Distribution Date.

Class I-A-6 Lockout Distribution Percentage:

- The Class I-A-6 Lockout Distribution Percentage is assigned as follows:

Distribution Date Occurring in	Percentage
May 2004 to April 2007	0%
May 2007 to April 2009	45%
May 2009 to April 2010	80%
May 2010 to April 2011	100%
May 2011 and thereafter	300%

Principal Distribution Amount:

- For any Distribution Date and any loan group will be the sum of (i) the principal portion of all scheduled monthly payments on the related Mortgage Loans due during the related Due Period, whether or not received on or prior to the related Determination Date; (ii) the principal portion of all proceeds received in respect of the repurchase of a related Mortgage Loan (or, in the case of a substitution, certain amounts representing a principal adjustment as required by the Pooling and Servicing Agreement) during the related Prepayment Period; *(iii)* the principal portion of all other unscheduled collections, including insurance proceeds, condemnation proceeds, Liquidation Proceeds and all full and partial principal prepayments, received during the related Prepayment Period, to the extent applied as recoveries of principal on the related Mortgage Loans, (iv) plus the Overcollateralization Increase Amount for such Distribution Date; minus (v) the amount of any Overcollateralization Reduction Amount for such Distribution Date and any amounts payable or reimbursable therefrom to the Servicers, the Trustee, the Custodian, the Master Servicer or the Securities Administrator prior to distributions being made on the Offered Certificates. In no event will the Principal Distribution Amount with respect to any Distribution Date and a loan group be (x) less than zero or (y) greater than the then outstanding aggregate Certificate Principal Balance of the related Offered Certificates in the related loan group.

Structural Overview (Cont.)

Group I-A Principal Distribution Amount:

- With respect to any Distribution Date and prior to the Group I Stepdown Date, or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect, the principal collected and advanced on the Group I Mortgage Loans during the related Due Period plus the related Overcollateralization Increase Amount, if any, minus the related Overcollateralization Reduction Amount, if any.
- With respect to any Distribution Date on or after the Stepdown Date, if no Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates) immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 9.80% and (B) the related Required Overcollateralization Percentage.
- The Group I-A Principal Distribution Amount will generally be distributed to the holders of the Group I-A Certificates, other than the Class I-A-IO Certificates, in the following order of priority:

1. To the Class I-A-6 Certificates, the Class I-A-6 Lockout Distribution Amount for that Distribution Date, until the certificate principal balance thereof has been reduced to zero;
2. To the Class I-A-1, Class I-A-2, Class I-A-3, Class I-A-4, Class I-A-5 and Class I-A-6 Certificates, sequentially, until the related certificate principal balance thereof has been reduced to zero.

Group II-A Principal Distribution Amount:

- With respect to any Distribution Date and prior to the Group II Stepdown Date, or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect, the principal collected and advanced on the Group II Mortgage Loans during the related Due Period plus the related Overcollateralization Increase Amount, if any, minus the related Overcollateralization Reduction Amount, if any.
- With respect to any Distribution Date on or after the Group II Stepdown Date, if no Group II Trigger Event is in effect, an amount equal to the excess (if any) of (x) the certificate principal balance of the Class II-A Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the product of (i) aggregate outstanding principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (ii) the sum of (A) approximately 15.50% and (B) the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class I-M-1 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class I-M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 5.00% and (B) the related Required Overcollateralization Percentage.

Class I-M-2 Principal Distribution Amount:

- With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

  1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount and the Class I-M-1 Principal Distribution Amount and,
  2. The excess (if any) of (x) the certificate principal balance of the Class I-M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 1.50% and (B) the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class I-M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group I Stepdown Date or on or after the Group I Stepdown Date if a Group I Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount or (ii) on or after the Group I Stepdown Date if a Group I Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group I-A Principal Distribution Amount, the Class I-M-1 Principal Distribution Amount and the Class I-M-2 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class I-M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Group I-A Certificates (other than the Class I-A-IO Certificates and after taking into account the payment of the Group I-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class I-M-1 Certificates (after taking into account the payment of the Class I-M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class I-M-2 Certificates (after taking into account the payment of the Class I-M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group I Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

Class II-M-1 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-M-1 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-A Certificates (after taking into account the payment of the Group II-A Principal Distribution Amount for such Distribution Date) and (2) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 8.60% and (B) the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Class II-M-2 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount and the Class II-M-1 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount and the Class II-M-1 Principal Distribution Amount and,
2. The excess (if any) of (x) the certificate principal balance of the Class II-M-2 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-A Certificates (after taking into account the payment of the Group II-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-M-1 Certificates (after taking into account the payment of the Class II-M-1 Principal Distribution Amount for such Distribution Date) and (3) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the sum of (A) approximately 3.90% and (B) the related Required Overcollateralization Percentage.

Class II-M-3 Principal Distribution Amount:

With respect to any Distribution Date (i) prior to the Group II Stepdown Date or on or after the Group II Stepdown Date if a Group II Trigger Event is in effect for that Distribution Date, the remaining Principal Distribution Amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount, the Class II-M-1 Principal Distribution Amount and the Class II-M-2 Principal Distribution Amount or (ii) on or after the Group II Stepdown Date if a Group II Trigger Event is not in effect for that Distribution Date, the lesser of:

1. The remaining principal distribution amount for that Distribution Date after distribution of the Group II-A Principal Distribution Amount, the Class II-M-1 Principal Distribution Amount and the Class II-M-2 Principal Distribution Amount and,

2. The excess (if any) of (x) the certificate principal balance of the Class II-M-3 Certificates immediately prior to such Distribution Date over (y) the positive difference between (a) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) and (b) the sum of (1) the certificate principal balance of the Class II-A Certificates (after taking into account the payment of the Group II-A Principal Distribution Amount for such Distribution Date), (2) the certificate principal balance of the Class II-M-1 Certificates (after taking into account the payment of the Class II-M-1 Principal Distribution Amount for such Distribution Date), (3) the certificate principal balance of the Class II-M-2 Certificates (after taking into account the payment of the Class II-M-2 Principal Distribution Amount for such Distribution Date) and (4) the aggregate principal balance of the Group II Mortgage Loans as of the last day of the related Due Period (after reduction for Realized Losses incurred during the related Prepayment Period) multiplied by the related Required Overcollateralization Percentage.

Structural Overview (Cont.)

Realized Losses: Any loss on a Mortgage Loan attributable to the mortgagor's failure to make any payment of principal or interest as required under the mortgage note.

Group I Trigger Event: A Trigger Event is in effect with respect to the Group I Mortgage Loans on any Distribution Date if either the Group I Delinquency Test or the Group I Cumulative Loss Test is violated.

Group I Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group I Mortgage Loans delinquent 60 days or more, (2) Group I Mortgage Loans in foreclosure, (3) the Group I Mortgage Loans that have been converted to REO Properties and (4) Group I Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group I Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [55]% of the Group I-A CE% of the Group I-A Certificates on such Distribution Date.

Group I Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group I Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Group I Percentage
May 2007 to April 2008	[0.75%]
May 2008 to April 2009	[1.00%]
May 2009 to April 2010	[1.25%]
May 2010 and thereafter	[1.25%]

Group II Trigger Event: A Trigger Event is in effect with respect to the Group II Mortgage Loans on any Distribution Date if either the Group II Delinquency Test or the Group II Cumulative Loss Test is violated.

Group II Delinquency Test: The determination on any Distribution Date that the percentage obtained by dividing (x) the principal amount of (1) Group II Mortgage Loans delinquent 60 days or more, (2) Group II Mortgage Loans in foreclosure, (3) the Group II Mortgage Loans that have been converted to REO Properties and (4) Group II Mortgage Loans discharged due to bankruptcy by (y) the aggregate principal balance of the Group II Mortgage Loans, in each case, as of the last day of the previous calendar month, exceeds [50]% of the Class II-A CE% of the Class II-A Certificates on such Distribution Date.

Group II Cumulative Loss Test: The determination on any Distribution Date that the aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Group II Mortgage Loans as of the Cut-off exceeds the applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring in	Group II Percentage
May 2007 to April 2008	[1.00]%
May 2008 to April 2009	[1.50]%
May 2009 to April 2010	[1.75]%
May 2010 and thereafter	[2.00]%

Structural Overview (Cont.)

Payment Priority:

- On each Distribution Date, the Available Distribution Amount with respect to each loan group will be distributed as follows:

1. From the interest portion of the related Available Distribution Amount, to pay interest on the related Class A Certificates, pro rata, including any Interest Carry Forward Amount, and then to pay interest to the related Mezzanine Certificates sequentially, excluding any Interest Carry Forward Amount.
2. From the principal portion of the related Available Distribution Amount, to pay principal on the related Class A Certificates, other than the Class I-A-IO Certificates, in accordance with the principal payment provisions described in "Principal Distribution Amount".
3. From the principal portion of the related Available Distribution Amount, to pay principal to the related Mezzanine Certificates in accordance with the principal payment provisions described in "Principal Distribution Amount".
4. On and after the May 2004 Distribution Date, excess interest from the Group I Mortgage Loans, if any, to the Group I Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group I Certificates to the extent necessary to maintain the related Required Overcollateralization Amount. Prior to the November 2004 Distribution Date, excess interest from the Group II Mortgage Loans, if any, to the non-offered subordinate certificates. On and after the November 2004 Distribution Date excess interest from the Group II Mortgage Loans, if any, to the Group II Certificates then entitled to receive distributions in respect of principal in order to reduce the certificate principal balance of the Group II Certificates to the extent necessary to maintain the related Required Overcollateralization Amount.
5. From excess interest, if any, to pay the Interest Carry Forward Amounts on the Mezzanine Certificates of a loan group sequentially.
6. From excess interest, if any, to pay the applicable Net WAC Rate Carryover Amount on the related Class A Certificates, other than the Class I-A-IO Certificates, and the related Mezzanine Certificates sequentially.
7. To pay any remaining amount to the non-offered certificates in accordance with the Pooling and Servicing Agreement.

Allocation of Losses:

- On each Distribution Date, Realized Losses with respect to the Mortgage Loans in each related loan group will:

1. first, reduce the Net Monthly Excess Cashflow;
2. second, reduce the Overcollateralization Amount, until reduced to zero;
3. third, reduce the certificate principal balance of the Class I-M-3 Certificates and the Class II-M-3 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero;
4. fourth, reduce the certificate principal balance of the Class I-M-2 Certificates and the Class II-M-2 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero; and
5. fifth, reduce the certificate principal balance of the Class I-M-1 Certificates and the Class II-M-1 Certificates, as applicable, until the certificate principal balance thereof has been reduced to zero.

- There will be no allocation of Realized Losses to the Class A Certificates. Investors in the Class A Certificates should note, however, that although Realized Losses cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the related Mortgage Loans to distribute to the holders of the Class A Certificates all principal and interest amounts to which they are then entitled.
- Once Realized Losses have been allocated to the Mezzanine Certificates, such amounts with respect to such Certificates will no longer accrue interest, such allocated amounts will not be reinstated thereafter and no amounts will be distributed with respect to those written down amounts (even if Net Monthly Excess Cashflow and/or the Overcollateralization Amount are greater than zero on any subsequent Distribution Date).

Group I Sensitivity Table
To 10% Call

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
I-A-1 (@par)	Yield (%)	1.263	1.263	1.263	1.263	1.263
	Avg Life	1.27	1.05	0.90	0.75	0.59
	Modified Duration	1.27	1.05	0.90	0.75	0.59
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Oct-06	May-06	Jan-06	Sep-05	May-05
I-A-2 (@par)	Yield (%)	2.809	2.793	2.778	2.754	2.716
	Avg Life	2.95	2.38	2.00	1.61	1.22
	Modified Duration	2.79	2.27	1.92	1.55	1.18
	First Payment Date	Oct-06	May-06	Jan-06	Sep-05	May-05
	Last Payment Date	Sep-07	Jan-07	Aug-06	Feb-06	Sep-05
I-A-3 (@par)	Yield (%)	3.450	3.437	3.423	3.401	3.365
	Avg Life	4.64	3.66	3.00	2.34	1.73
	Modified Duration	4.21	3.37	2.80	2.21	1.66
	First Payment Date	Sep-07	Jan-07	Aug-06	Feb-06	Sep-05
	Last Payment Date	Jul-10	Feb-09	Mar-08	Mar-07	Jun-06
I-A-4 (@par)	Yield (%)	4.510	4.498	4.484	4.464	4.424
	Avg Life	8.78	6.47	5.00	3.76	2.52
	Modified Duration	7.06	5.47	4.38	3.39	2.33
	First Payment Date	Jul-10	Feb-09	Mar-08	Mar-07	Jun-06
	Last Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
I-A-5 (@par)	Yield (%)	5.329	5.322	5.314	5.298	5.266
	Avg Life	12.14	9.87	8.02	5.93	3.91
	Modified Duration	8.74	7.50	6.37	4.96	3.44
	First Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
	Last Payment Date	Jun-16	Mar-14	Jul-12	Oct-10	Dec-08
I-A-6 (@par)	Yield (%)	4.311	4.309	4.306	4.300	4.287
	Avg Life	7.22	6.76	6.35	5.61	4.45
	Modified Duration	6.02	5.69	5.41	4.87	3.97
	First Payment Date	May-07	May-07	May-07	Jun-07	Aug-07
	Last Payment Date	Jun-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-1 (@par)	Yield (%)	4.728	4.719	4.709	4.696	4.680
	Avg Life	8.08	6.53	5.45	4.45	3.64
	Modified Duration	6.45	5.41	4.64	3.90	3.26
	First Payment Date	Mar-08	Jun-07	May-07	May-07	Jun-07
	Last Payment Date	Jun-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-2 (@par)	Yield (%)	5.182	5.171	5.161	5.146	5.128
	Avg Life	8.08	6.53	5.45	4.44	3.58
	Modified Duration	6.32	5.32	4.57	3.84	3.18
	First Payment Date	Mar-08	Jun-07	May-07	May-07	May-07
	Last Payment Date	Jun-16	Mar-14	Jul-12	Oct-10	Dec-08
I-M-3 (@par)	Yield (%)	6.081	6.069	6.056	6.039	6.017
	Avg Life	8.08	6.53	5.45	4.44	3.56
	Modified Duration	6.07	5.14	4.44	3.74	3.11
	First Payment Date	Mar-08	Jun-07	May-07	May-07	May-07
	Last Payment Date	Jun-16	Mar-14	Jul-12	Oct-10	Dec-08

Group I Sensitivity Table
To Maturity

		80% PPC	100% PPC	120% PPC	150% PPC	200% PPC
I-A-1 (@par)	Yield (%)	1.263	1.263	1.263	1.263	1.263
	Avg Life	1.27	1.05	0.90	0.75	0.59
	Modified Duration	1.27	1.05	0.90	0.75	0.59
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Oct-06	May-06	Jan-06	Sep-05	May-05
I-A-2 (@par)	Yield (%)	2.809	2.793	2.778	2.754	2.716
	Avg Life	2.95	2.38	2.00	1.61	1.22
	Modified Duration	2.79	2.27	1.92	1.55	1.18
	First Payment Date	Oct-06	May-06	Jan-06	Sep-05	May-05
	Last Payment Date	Sep-07	Jan-07	Aug-06	Feb-06	Sep-05
I-A-3 (@par)	Yield (%)	3.450	3.437	3.423	3.401	3.365
	Avg Life	4.64	3.66	3.00	2.34	1.73
	Modified Duration	4.21	3.37	2.80	2.21	1.66
	First Payment Date	Sep-07	Jan-07	Aug-06	Feb-06	Sep-05
	Last Payment Date	Jul-10	Feb-09	Mar-08	Mar-07	Jun-06
I-A-4 (@par)	Yield (%)	4.510	4.498	4.484	4.464	4.424
	Avg Life	8.78	6.47	5.00	3.76	2.52
	Modified Duration	7.06	5.47	4.38	3.39	2.33
	First Payment Date	Jul-10	Feb-09	Mar-08	Mar-07	Jun-06
	Last Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
I-A-5 (@par)	Yield (%)	5.415	5.418	5.417	5.392	5.274
	Avg Life	15.89	13.00	10.58	7.48	3.96
	Modified Duration	10.38	9.07	7.80	5.92	3.48
	First Payment Date	Feb-16	Aug-13	Nov-10	Jan-09	Apr-07
	Last Payment Date	Jul-29	Feb-26	Dec-22	Mar-19	Dec-09
I-A-6 (@par)	Yield (%)	4.313	4.313	4.316	4.344	4.407
	Avg Life	7.26	6.83	6.51	6.18	5.83
	Modified Duration	6.04	5.74	5.51	5.28	5.01
	First Payment Date	May-07	May-07	May-07	Jun-07	Aug-07
	Last Payment Date	Mar-29	Oct-25	Sep-22	Dec-18	Jan-15
I-M-1 (@par)	Yield (%)	4.761	4.757	4.751	4.742	4.726
	Avg Life	8.94	7.26	6.08	4.95	4.00
	Modified Duration	6.87	5.81	5.02	4.23	3.53
	First Payment Date	Mar-08	Jun-07	May-07	May-07	Jun-07
	Last Payment Date	Sep-29	Apr-26	Jan-23	Apr-19	Mar-15
I-M-2 (@par)	Yield (%)	5.213	5.209	5.202	5.192	5.174
	Avg Life	8.95	7.27	6.08	4.94	3.95
	Modified Duration	6.71	5.69	4.93	4.16	3.44
	First Payment Date	Mar-08	Jun-07	May-07	May-07	May-07
	Last Payment Date	Oct-29	May-26	Mar-23	May-19	Mar-15
I-M-3 (@par)	Yield (%)	6.110	6.104	6.097	6.084	6.064
	Avg Life	8.95	7.27	6.08	4.94	3.93
	Modified Duration	6.41	5.48	4.77	4.04	3.35
	First Payment Date	Mar-08	Jun-07	May-07	May-07	May-07
	Last Payment Date	Oct-29	May-26	Mar-23	Jun-19	Apr-15

Group II Sensitivity Table
To 10% Call

		10% CPR	17.5% CPR	25% CPR	32.5% CPR	40% CPR
II-A-1 (@par)	Avg Life	6.80	4.14	2.86	2.11	1.60
	Modified Duration	6.35	3.97	2.79	2.07	1.58
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Jun-21	Mar-15	Dec-11	Jan-10	Oct-08
II-M-1 (@par)	Avg Life	11.73	7.27	5.13	4.13	3.71
	Modified Duration	10.60	6.83	4.92	4.01	3.62
	First Payment Date	May-10	Nov-07	May-07	Jun-07	Aug-07
	Last Payment Date	Jun-21	Mar-15	Dec-11	Jan-10	Oct-08
II-M-2 (@par)	Avg Life	11.73	7.27	5.12	4.08	3.58
	Modified Duration	10.18	6.65	4.81	3.89	3.44
	First Payment Date	May-10	Nov-07	May-07	May-07	Jun-07
	Last Payment Date	Jun-21	Mar-15	Dec-11	Jan-10	Oct-08
II-M-3 (@par)	Avg Life	11.73	7.27	5.12	4.05	3.50
	Modified Duration	9.66	6.42	4.69	3.79	3.31
	First Payment Date	May-10	Nov-07	May-07	May-07	May-07
	Last Payment Date	Jun-21	Mar-15	Dec-11	Jan-10	Oct-08

Group II Sensitivity Table
To Maturity

		10% CPR	17.5% CPR	25% CPR	32.5% CPR	40% CPR
II-A-1 (@par)	Avg Life	7.16	4.44	3.09	2.28	1.74
	Modified Duration	6.62	4.23	2.99	2.23	1.71
	First Payment Date	May-04	May-04	May-04	May-04	May-04
	Last Payment Date	Apr-32	May-26	Aug-20	Sep-16	Jan-14
II-M-1 (@par)	Avg Life	12.63	8.05	5.72	4.58	4.06
	Modified Duration	11.25	7.46	5.42	4.41	3.94
	First Payment Date	May-10	Nov-07	May-07	Jun-07	Aug-07
	Last Payment Date	May-32	Aug-26	Nov-20	Nov-16	Mar-14
II-M-2 (@par)	Avg Life	12.63	8.06	5.71	4.53	3.93
	Modified Duration	10.78	7.24	5.29	4.28	3.75
	First Payment Date	May-10	Nov-07	May-07	May-07	Jun-07
	Last Payment Date	Jun-32	Oct-26	Dec-20	Jan-17	Apr-14
II-M-3 (@par)	Avg Life	12.63	8.06	5.71	4.50	3.86
	Modified Duration	10.19	6.97	5.14	4.16	3.61
	First Payment Date	May-10	Nov-07	May-07	May-07	May-07
	Last Payment Date	Jul-32	Nov-26	Feb-21	Feb-17	May-14

Class I-A-IO Yield Table (To 10% Call)

Given : Price (%)		68% CPR	69% CPR	70% CPR	71% CPR	72% CPR
5.861304	Yield	3.000	3.000	0.826	0.826	-1.459

Group I Net WAC Schedule (To 10% Call)

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	6.20	51	6.77
2	6.20	52	6.77
3	6.19	53	6.77
4	6.18	54	6.77
5	6.17	55	6.77
6	6.16	56	6.77
7	6.27	57	6.77
8	6.26	58	6.77
9	6.25	59	6.77
10	6.24	60	6.77
11	6.23	61	6.77
12	6.22	62	6.77
13	6.33	63	6.77
14	6.32	64	6.77
15	6.31	65	6.77
16	6.30	66	6.77
17	6.28	67	6.77
18	6.27	68	6.78
19	6.39	69	6.78
20	6.38	70	6.78
21	6.37	71	6.78
22	6.36	72	6.78
23	6.49	73	6.78
24	6.48	74	6.78
25	6.77	75	6.78
26	6.77	76	6.78
27	6.77	77	6.78
28	6.77	78	6.78
29	6.77	79	6.78
30	6.77	80	6.78
31	6.77	81	6.78
32	6.77	82	6.78
33	6.77	83	6.78
34	6.77	84	6.78
35	6.77	85	6.78
36	6.77	86	6.78
37	6.77	87	6.78
38	6.77	88	6.78
39	6.77	89	6.78
40	6.77	90	6.78
41	6.77	91	6.78
42	6.77	92	6.78
43	6.77	93	6.78
44	6.77	94	6.78
45	6.77	95	6.78
46	6.77	96	6.78
47	6.77	97	6.78
48	6.77	98	6.78
49	6.77	99	6.78
50	6.77		

Group II Net WAC Schedule (To 10% Call)

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	6.83	47	4.47
2	5.51	48	4.19
3	5.69	49	4.33
4	5.51	50	4.19
5	5.51	51	4.33
6	5.69	52	4.19
7	5.51	53	4.19
8	5.69	54	4.33
9	5.51	55	4.19
10	5.51	56	4.33
11	6.10	57	4.19
12	5.51	58	4.20
13	5.69	59	4.61
14	5.51	60	3.41
15	5.69	61	3.53
16	5.51	62	3.41
17	5.51	63	3.53
18	5.69	64	3.41
19	5.51	65	3.41
20	5.69	66	3.53
21	5.51	67	3.41
22	5.51	68	3.53
23	6.10	69	3.41
24	5.51	70	3.41
25	5.69	71	3.78
26	5.51	72	3.41
27	5.69	73	3.53
28	5.51	74	3.41
29	5.51	75	3.53
30	5.69	76	3.41
31	5.51	77	3.41
32	5.69	78	3.53
33	5.51	79	3.41
34	5.51	80	3.53
35	6.10	81	3.41
36	5.46	82	3.41
37	4.32	83	3.78
38	4.18	84	3.41
39	4.32	85	3.51
40	4.18	86	3.40
41	4.18	87	3.51
42	4.32	88	3.40
43	4.18	89	3.40
44	4.32	90	3.51
45	4.18	91	3.40
46	4.18	92	3.51

Class II-A-1 Effective WAC Schedule*

Period	Net WAC Cap (%)	Period	Net WAC Cap (%)
1	20.35	47	14.76
2	20.35	48	14.25
3	20.35	49	14.49
4	20.35	50	14.24
5	20.35	51	14.48
6	20.35	52	14.24
7	20.35	53	14.23
8	20.35	54	14.47
9	20.35	55	14.22
10	20.35	56	14.46
11	20.35	57	14.21
12	20.35	58	14.21
13	20.35	59	15.10
14	20.35	60	10.92
15	20.35	61	11.29
16	20.35	62	10.92
17	20.35	63	11.29
18	20.35	64	10.92
19	20.35	65	10.92
20	20.35	66	11.29
21	20.35	67	10.92
22	20.35	68	11.29
23	20.35	69	10.92
24	20.35	70	10.92
25	20.35	71	12.09
26	20.35	72	10.92
27	20.35	73	11.29
28	20.35	74	10.92
29	20.35	75	11.29
30	20.35	76	10.92
31	20.35	77	10.92
32	20.35	78	11.29
33	20.35	79	10.92
34	20.35	80	11.29
35	20.36	81	10.92
36	20.48	82	10.92
37	23.46	83	12.09
38	13.65	84	10.92
39	13.87	85	11.32
40	13.65	86	10.96
41	13.65	87	11.32
42	13.89	88	10.96
43	14.27	89	10.96
44	14.51	90	11.32
45	14.26	91	10.96
46	14.26	92	11.32

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-M-1 Effective WAC Schedule*

Period	Effective WAC Cap (%)	Period	Effective WAC Cap (%)
1	20.60	47	15.02
2	20.60	48	14.52
3	20.60	49	14.76
4	20.60	50	14.52
5	20.60	51	14.76
6	20.60	52	14.52
7	20.60	53	14.52
8	20.60	54	14.76
9	20.60	55	14.52
10	20.60	56	14.77
11	20.60	57	14.52
12	20.60	58	14.53
13	20.60	59	15.41
14	20.60	60	10.92
15	20.60	61	11.29
16	20.60	62	10.92
17	20.60	63	11.29
18	20.60	64	10.92
19	20.60	65	10.92
20	20.60	66	11.29
21	20.60	67	10.92
22	20.60	68	11.29
23	20.60	69	10.92
24	20.60	70	10.92
25	20.60	71	12.09
26	20.60	72	10.92
27	20.60	73	11.29
28	20.60	74	10.92
29	20.60	75	11.29
30	20.60	76	10.92
31	20.60	77	10.92
32	20.60	78	11.29
33	20.60	79	10.92
34	20.60	80	11.29
35	20.61	81	10.92
36	20.73	82	10.92
37	23.71	83	12.09
38	13.88	84	10.92
39	14.10	85	11.32
40	13.88	86	10.96
41	13.88	87	11.32
42	14.13	88	10.96
43	14.51	89	10.96
44	14.76	90	11.32
45	14.52	91	10.96
46	14.52	92	11.32

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-M-2 Effective WAC Schedule*

Period	Effective WAC Cap (%)	Period	Effective WAC Cap (%)
1	21.20	47	15.23
2	21.20	48	14.73
3	21.20	49	14.97
4	21.20	50	14.73
5	21.20	51	14.97
6	21.20	52	14.73
7	21.20	53	14.73
8	21.20	54	14.98
9	21.20	55	14.73
10	21.20	56	14.98
11	21.20	57	14.74
12	21.20	58	14.74
13	21.20	59	15.62
14	21.20	60	10.92
15	21.20	61	11.29
16	21.20	62	10.92
17	21.20	63	11.29
18	21.20	64	10.92
19	21.20	65	10.92
20	21.20	66	11.29
21	21.20	67	10.92
22	21.20	68	11.29
23	21.20	69	10.92
24	21.20	70	10.92
25	21.20	71	12.09
26	21.20	72	10.92
27	21.20	73	11.29
28	21.20	74	10.92
29	21.20	75	11.29
30	21.20	76	10.92
31	21.20	77	10.92
32	21.20	78	11.29
33	21.20	79	10.92
34	21.20	80	11.29
35	21.21	81	10.92
36	21.33	82	10.92
37	24.31	83	12.09
38	13.70	84	10.92
39	14.01	85	11.32
40	13.88	86	10.96
41	13.99	87	11.32
42	14.34	88	10.96
43	14.72	89	10.96
44	14.97	90	11.32
45	14.73	91	10.96
46	14.73	92	11.32

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class II-M-3 Effective WAC Schedule*

Period	Effective WAC Cap (%)	Period	Effective WAC Cap (%)
1	22.00	47	18.42
2	22.00	48	18.04
3	22.00	49	18.30
4	22.00	50	18.14
5	22.00	51	18.40
6	22.00	52	18.25
7	22.00	53	18.31
8	22.00	54	18.57
9	22.00	55	18.42
10	22.00	56	18.68
11	22.00	57	18.54
12	22.00	58	18.59
13	22.00	59	19.43
14	22.00	60	10.92
15	22.00	61	11.29
16	22.00	62	10.92
17	22.00	63	11.29
18	22.00	64	10.92
19	22.00	65	10.92
20	22.00	66	11.29
21	22.00	67	10.92
22	22.00	68	11.29
23	22.00	69	10.92
24	22.00	70	10.92
25	22.00	71	12.09
26	22.00	72	10.92
27	22.00	73	11.29
28	22.00	74	10.92
29	22.00	75	11.29
30	22.00	76	10.92
31	22.00	77	10.92
32	22.00	78	11.29
33	22.00	79	10.92
34	22.00	80	11.29
35	22.01	81	10.92
36	22.13	82	10.92
37	25.11	83	12.09
38	17.53	84	10.92
39	17.61	85	11.32
40	17.31	86	10.96
41	17.21	87	11.32
42	17.31	88	10.96
43	17.78	89	10.96
44	18.04	90	11.32
45	17.88	91	10.96
46	17.93	92	11.32

*25% CPR
*1 month LIBOR = 20% Index
* 6 month LIBOR = 20% Index

Class I-A-1 Cap Schedule

Period	Date	Class I-A-1 Notional Amount	Class I-A-1 Cap Strike
1	5/25/2004	86,569,000	7.27
2	6/25/2004	83,762,941	5.83
3	7/25/2004	80,631,528	6.02
4	8/25/2004	77,181,733	5.81
5	9/25/2004	73,421,875	5.80
6	10/25/2004	69,361,603	5.99
7	11/25/2004	65,011,869	5.90
8	12/25/2004	60,384,893	6.09
9	1/25/2005	55,494,118	5.88
10	2/25/2005	50,358,486	5.87
11	3/25/2005	45,341,868	6.50
12	4/25/2005	40,441,775	5.85
13	5/25/2005	35,655,520	6.16
14	6/25/2005	30,980,477	5.94
15	7/25/2005	26,414,082	6.14
16	8/25/2005	21,953,827	5.92
17	9/25/2005	17,597,264	5.91
18	10/25/2005	13,342,000	6.10
19	11/25/2005	9,185,696	6.01
20	12/25/2005	5,126,070	6.21
21	1/25/2006	1,160,889	5.99

Class II-A-1 Cap Schedule

Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)	Period	Date	Class II-A-1 Notional Amount	Cap Strike (%)
1	5/25/2004	239,809,000	6.48	31	11/25/2006	106,217,695	5.16
2	6/25/2004	233,634,335	5.16	32	12/25/2006	103,214,798	5.34
3	7/25/2004	227,606,249	5.34	33	1/25/2007	100,283,212	5.16
4	8/25/2004	221,721,264	5.16	34	2/25/2007	97,421,244	5.16
5	9/25/2004	215,975,985	5.16	35	3/25/2007	94,627,243	5.75
6	10/25/2004	210,367,097	5.34	36	4/25/2007	91,825,206	5.14
7	11/25/2004	204,891,364	5.16	37	5/25/2007	89,082,116	5.49
8	12/25/2004	199,545,622	5.34	38	6/25/2007	30,161,617	5.30
9	1/25/2005	194,326,791	5.16	39	7/25/2007	29,412,998	5.49
10	2/25/2005	189,231,859	5.16	40	8/25/2007	28,682,174	5.30
11	3/25/2005	184,257,885	5.75	41	9/25/2007	27,968,723	5.30
12	4/25/2005	179,401,999	5.16	42	10/25/2007	27,272,230	5.49
13	5/25/2005	174,661,400	5.34	43	11/25/2007	26,592,295	5.30
14	6/25/2005	170,033,351	5.16	44	12/25/2007	25,928,523	5.49
15	7/25/2005	165,515,182	5.34	45	1/25/2008	25,280,531	5.30
16	8/25/2005	161,104,284	5.16	46	2/25/2008	24,647,944	5.30
17	9/25/2005	156,798,113	5.16	47	3/25/2008	24,030,395	5.69
18	10/25/2005	152,594,183	5.34	48	4/25/2008	23,427,529	5.30
19	11/25/2005	148,490,068	5.16	49	5/25/2008	22,838,995	5.49
20	12/25/2005	144,483,399	5.34	50	6/25/2008	22,264,453	5.30
21	1/25/2006	140,571,864	5.16	51	7/25/2008	21,703,572	5.49
22	2/25/2006	136,753,204	5.16	52	8/25/2008	21,156,026	5.30
23	3/25/2006	133,025,217	5.75	53	9/25/2008	20,621,499	5.30
24	4/25/2006	129,385,749	5.16	54	10/25/2008	20,099,681	5.49
25	5/25/2006	125,832,700	5.34	55	11/25/2008	19,590,270	5.30
26	6/25/2006	122,364,019	5.16	56	12/25/2008	19,092,973	5.49
27	7/25/2006	118,977,704	5.34	57	1/25/2009	18,607,500	5.30
28	8/25/2006	115,671,800	5.16	58	2/25/2009	18,133,572	5.30
29	9/25/2006	112,444,398	5.16	59	3/25/2009	17,670,913	5.80
30	10/25/2006	109,293,636	5.34				

Class II-M-1 Cap Schedule

Period	Date	Class II-M-1 Notional Amount	Cap Strike (%)
1	5/25/2004	8,968,000	6.23
2	6/25/2004	8,968,000	4.91
3	7/25/2004	8,968,000	5.09
4	8/25/2004	8,968,000	4.91
5	9/25/2004	8,968,000	4.91
6	10/25/2004	8,968,000	5.09
7	11/25/2004	8,968,000	4.91
8	12/25/2004	8,968,000	5.09
9	1/25/2005	8,968,000	4.91
10	2/25/2005	8,968,000	4.91
11	3/25/2005	8,968,000	5.50
12	4/25/2005	8,968,000	4.91
13	5/25/2005	8,968,000	5.09
14	6/25/2005	8,968,000	4.91
15	7/25/2005	8,968,000	5.09
16	8/25/2005	8,968,000	4.91
17	9/25/2005	8,968,000	4.91
18	10/25/2005	8,968,000	5.09
19	11/25/2005	8,968,000	4.91
20	12/25/2005	8,968,000	5.09
21	1/25/2006	8,968,000	4.91
22	2/25/2006	8,968,000	4.91
23	3/25/2006	8,968,000	5.50
24	4/25/2006	8,968,000	4.91
25	5/25/2006	8,968,000	5.09
26	6/25/2006	8,968,000	4.91
27	7/25/2006	8,968,000	5.09
28	8/25/2006	8,968,000	4.91
29	9/25/2006	8,968,000	4.91
30	10/25/2006	8,968,000	5.09

Period	Date	Class II-M-1 Notional Amount	Cap Strike (%)
31	11/25/2006	8,968,000	4.91
32	12/25/2006	8,968,000	5.09
33	1/25/2007	8,968,000	4.91
34	2/25/2007	8,968,000	4.91
35	3/25/2007	8,968,000	5.50
36	4/25/2007	8,968,000	4.89
37	5/25/2007	8,968,000	5.24
38	6/25/2007	2,568,891	5.05
39	7/25/2007	2,507,764	5.24
40	8/25/2007	2,448,091	5.05
41	9/25/2007	2,389,836	5.05
42	10/25/2007	2,332,966	5.24
43	11/25/2007	2,277,448	5.05
44	12/25/2007	2,223,249	5.24
45	1/25/2008	2,170,339	5.05
46	2/25/2008	2,118,687	5.05
47	3/25/2008	2,068,263	5.44
48	4/25/2008	2,019,038	5.05
49	5/25/2008	1,970,983	5.24
50	6/25/2008	1,924,070	5.05
51	7/25/2008	1,878,273	5.24
52	8/25/2008	1,833,565	5.05
53	9/25/2008	1,789,919	5.05
54	10/25/2008	1,747,312	5.24
55	11/25/2008	1,705,717	5.05
56	12/25/2008	1,665,112	5.24
57	1/25/2009	1,625,472	5.05
58	2/25/2009	1,586,775	5.05
59	3/25/2009	1,548,998	5.55

Class II-M-2 Cap Schedule

Period	Date	Class II-M-2 Notional Amount	Cap Strike (%)
1	5/25/2004	6,109,000	5.63
2	6/25/2004	6,109,000	4.31
3	7/25/2004	6,109,000	4.49
4	8/25/2004	6,109,000	4.31
5	9/25/2004	6,109,000	4.31
6	10/25/2004	6,109,000	4.49
7	11/25/2004	6,109,000	4.31
8	12/25/2004	6,109,000	4.49
9	1/25/2005	6,109,000	4.31
10	2/25/2005	6,109,000	4.31
11	3/25/2005	6,109,000	4.90
12	4/25/2005	6,109,000	4.31
13	5/25/2005	6,109,000	4.49
14	6/25/2005	6,109,000	4.31
15	7/25/2005	6,109,000	4.49
16	8/25/2005	6,109,000	4.31
17	9/25/2005	6,109,000	4.31
18	10/25/2005	6,109,000	4.49
19	11/25/2005	6,109,000	4.31
20	12/25/2005	6,109,000	4.49
21	1/25/2006	6,109,000	4.31
22	2/25/2006	6,109,000	4.31
23	3/25/2006	6,109,000	4.90
24	4/25/2006	6,109,000	4.31
25	5/25/2006	6,109,000	4.49
26	6/25/2006	6,109,000	4.31
27	7/25/2006	6,109,000	4.49
28	8/25/2006	6,109,000	4.31
29	9/25/2006	6,109,000	4.31
30	10/25/2006	6,109,000	4.49

Period	Date	Class II-M-2 Notional Amount	Cap Strike (%)
31	11/25/2006	6,109,000	4.31
32	12/25/2006	6,109,000	4.49
33	1/25/2007	6,109,000	4.31
34	2/25/2007	6,109,000	4.31
35	3/25/2007	6,109,000	4.90
36	4/25/2007	6,109,000	4.29
37	5/25/2007	6,109,000	4.64
38	6/25/2007	1,749,928	4.45
39	7/25/2007	1,708,289	4.64
40	8/25/2007	1,667,639	4.45
41	9/25/2007	1,627,956	4.45
42	10/25/2007	1,589,216	4.64
43	11/25/2007	1,551,397	4.45
44	12/25/2007	1,514,477	4.64
45	1/25/2008	1,478,435	4.45
46	2/25/2008	1,443,249	4.45
47	3/25/2008	1,408,900	4.84
48	4/25/2008	1,375,368	4.45
49	5/25/2008	1,342,633	4.64
50	6/25/2008	1,310,676	4.45
51	7/25/2008	1,279,479	4.64
52	8/25/2008	1,249,024	4.45
53	9/25/2008	1,219,293	4.45
54	10/25/2008	1,190,268	4.64
55	11/25/2008	1,161,934	4.45
56	12/25/2008	1,134,274	4.64
57	1/25/2009	1,107,271	4.45
58	2/25/2009	1,080,911	4.45
59	3/25/2009	1,055,177	4.95

Class II-M-3 Cap Schedule

Period	Date	Class II-M-3 Notional Amount	Cap Strike (%)
1	5/25/2004	5,069,000	4.83
2	6/25/2004	5,069,000	3.51
3	7/25/2004	5,069,000	3.69
4	8/25/2004	5,069,000	3.51
5	9/25/2004	5,069,000	3.51
6	10/25/2004	5,069,000	3.69
7	11/25/2004	5,069,000	3.51
8	12/25/2004	5,069,000	3.69
9	1/25/2005	5,069,000	3.51
10	2/25/2005	5,069,000	3.51
11	3/25/2005	5,069,000	4.10
12	4/25/2005	5,069,000	3.51
13	5/25/2005	5,069,000	3.69
14	6/25/2005	5,069,000	3.51
15	7/25/2005	5,069,000	3.69
16	8/25/2005	5,069,000	3.51
17	9/25/2005	5,069,000	3.51
18	10/25/2005	5,069,000	3.69
19	11/25/2005	5,069,000	3.51
20	12/25/2005	5,069,000	3.69
21	1/25/2006	5,069,000	3.51
22	2/25/2006	5,069,000	3.51
23	3/25/2006	5,069,000	4.10
24	4/25/2006	5,069,000	3.51
25	5/25/2006	5,069,000	3.69
26	6/25/2006	5,069,000	3.51
27	7/25/2006	5,069,000	3.69
28	8/25/2006	5,069,000	3.51
29	9/25/2006	5,069,000	3.51
30	10/25/2006	5,069,000	3.69

Period	Date	Class II-M-3 Notional Amount	Cap Strike (%)
31	11/25/2006	5,069,000	3.51
32	12/25/2006	5,069,000	3.69
33	1/25/2007	5,069,000	3.51
34	2/25/2007	5,069,000	3.51
35	3/25/2007	5,069,000	4.10
36	4/25/2007	5,069,000	3.49
37	5/25/2007	5,069,000	3.84
38	6/25/2007	2,751,171	3.65
39	7/25/2007	2,716,617	3.84
40	8/25/2007	2,682,885	3.65
41	9/25/2007	2,649,954	3.65
42	10/25/2007	2,617,806	3.84
43	11/25/2007	2,586,423	3.65
44	12/25/2007	2,555,785	3.84
45	1/25/2008	2,525,875	3.65
46	2/25/2008	2,496,677	3.65
47	3/25/2008	2,468,172	4.04
48	4/25/2008	2,440,345	3.65
49	5/25/2008	2,413,180	3.84
50	6/25/2008	2,386,660	3.65
51	7/25/2008	2,360,771	3.84
52	8/25/2008	2,335,497	3.65
53	9/25/2008	2,310,824	3.65
54	10/25/2008	2,286,738	3.84
55	11/25/2008	2,263,224	3.65
56	12/25/2008	2,240,269	3.84
57	1/25/2009	2,217,860	3.65
58	2/25/2009	2,195,984	3.65
59	3/25/2009	2,174,628	4.15

DESCRIPTION OF THE GROUP I COLLATERAL

SUMMARY OF THE GROUP I MORTGAGE LOANS

Number of Mortgage Loans:	1,321	W.A. Effective LTV:	65.98%
Aggregate Principal Balance:	$250,001,164	Range:	16.53% - 80.00%
		Index Type:	
Conforming Principal Balance:	$192,562,900	Fixed:	100.00%
Conforming Principal Balance Percent:	77.02%	First Liens:	100.00%
		Non-Balloon Loans:	99.05%
Average Principal Balance:	$189,251		
Range:	$29,949 - $931,037	W.A. FICO Score(1):	684
W.A. Coupon:	7.091%	Property Type:	
Range:	4.250% - 9.000%	Single Family Residence	57.47%
		PUD	20.27%
W.A. Stated Remaining Term (months):	348 months	2-4 Family	14.69%
Range:	174 months - 359 months	Condo	7.57%
W.A. Seasoning: (months)	2 months	Occupancy Status	
Latest Maturity Date:	February 1, 2034	Primary	91.70%
		Investment	6.81%
State Concentration (>5%):		Second Home	1.49%
New York	17.64%		
Florida	15.43%	Documentation Status	
New Jersey	7.10%	Full	6.51%
Illinois	6.54%	Stated	46.09%
California	5.87%	No Documentation	47.39%
Arizona	5.27%		
Interest Only Loans:	13.11%	Weighted Average Prepayment Penalty Term	37 months
		Loans with Prepayment Penalties	72.27%
W.A. Original LTV:	83.92%	Loans with Mortgage Insurance	58.23%
Range:	16.53% - 100.00%	Loans with Lender Paid Mortgage Insurance	4.93%

(1) For loans that were scored

DESCRIPTION OF THE GROUP I COLLATERAL

Product Type of the Group I Mortgage Loans

Product Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Fixed - 15 Year	66	$10,564,483	4.23%
Fixed - 20 Year	5	730,236	0.29
Fixed - 30 Year	1,099	203,546,642	81.42
Balloon - 15/30	13	2,385,439	0.95
Fixed - 30 Year - 10 Year IO	138	32,774,364	13.11
Total:	**1,321**	**$250,001,164**	**100.00%**

Principal Balances at Origination of the Group I Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Aggregate Original Principal Balance	% of Aggregate Original Principal Balance
0.01 - 50,000.00	55	$2,318,000	0.93%
50,000.01 - 100,000.00	251	19,750,917	7.88
100,000.01 - 150,000.00	316	39,378,029	15.72
150,000.01 - 200,000.00	227	38,927,864	15.54
200,000.01 - 250,000.00	159	35,832,646	14.30
250,000.01 - 300,000.00	116	31,862,472	12.72
300,000.01 - 350,000.00	74	24,032,884	9.59
350,000.01 - 400,000.00	40	15,178,150	6.06
400,000.01 - 450,000.00	24	10,357,378	4.13
450,000.01 - 500,000.00	18	8,590,975	3.43
500,000.01 - 550,000.00	13	6,891,350	2.75
550,000.01 - 600,000.00	13	7,528,000	3.01
600,000.01 - 650,000.00	14	8,921,750	3.56
900,000.01 - 950,000.00	1	937,500	0.37
Total:	**1,321**	**$250,507,915**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Remaining Principal Balance of the Group I Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	55	$2,312,572	0.93%
50,000.01 - 100,000.00	251	19,701,997	7.88
100,000.01 - 150,000.00	320	39,888,055	15.96
150,000.01 - 200,000.00	223	38,249,533	15.30
200,000.01 - 250,000.00	159	35,766,571	14.31
250,000.01 - 300,000.00	116	31,812,012	12.72
300,000.01 - 350,000.00	75	24,341,593	9.74
350,000.01 - 400,000.00	39	14,805,349	5.92
400,000.01 - 450,000.00	24	10,331,440	4.13
450,000.01 - 500,000.00	18	8,573,772	3.43
500,000.01 - 550,000.00	13	6,875,984	2.75
550,000.01 - 600,000.00	13	7,510,877	3.00
600,000.01 - 650,000.00	14	8,900,373	3.56
900,000.01 - 950,000.00	1	931,037	0.37
Total:	**1,321**	**$250,001,164**	**100.00%**

Original Loan-to-Value Ratio of the Group I Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	48	$7,623,051	3.05%
50.01 - 55.00	18	3,837,170	1.53
55.01 - 60.00	33	6,965,757	2.79
60.01 - 65.00	29	5,866,440	2.35
65.01 - 70.00	72	16,054,017	6.42
70.01 - 75.00	62	13,497,040	5.40
75.01 - 80.00	264	50,581,086	20.23
80.01 - 85.00	55	9,138,187	3.66
85.01 - 90.00	198	39,007,285	15.60
90.01 - 95.00	486	88,466,603	35.39
95.01 - 100.00	56	8,964,528	3.59
Total:	**1,321**	**$250,001,164**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Mortgage Rate of the Group I Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.000 - 4.499	1	$595,214	0.24%
4.500 - 4.999	3	394,643	0.16
5.000 - 5.499	39	11,807,510	4.72
5.500 - 5.999	56	12,711,854	5.08
6.000 - 6.499	120	25,718,397	10.29
6.500 - 6.999	223	41,120,097	16.45
7.000 - 7.499	351	59,473,103	23.79
7.500 - 7.999	387	70,807,251	28.32
8.000 - 8.499	106	20,794,914	8.32
8.500 - 8.999	32	6,027,953	2.41
9.000 - 9.499	3	550,227	0.22
Total:	**1,321**	**$250,001,164**	**100.00%**

FICO Score at Origination of the Group I Mortgage Loans

FICO Score at Origination	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	12	$1,528,670	0.61%
Less than 620	32	5,845,838	2.34
620 - 639	242	41,759,217	16.70
640 - 659	210	37,738,462	15.10
660 - 679	213	40,997,288	16.40
680 - 699	188	38,983,577	15.59
700 - 719	146	29,592,454	11.84
720 - 739	103	19,785,517	7.91
740 - 759	79	14,869,324	5.95
760 - 779	64	13,034,261	5.21
780 - 799	29	5,498,801	2.20
Greater than or equal to 800	3	367,756	0.15
Total:	**1,321**	**$250,001,164**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Geographic Distribution of the Group I Mortgage Loans

Location	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
New York	166	$44,100,505	17.64%
Florida	245	38,564,017	15.43
New Jersey	65	17,759,648	7.10
Illinois	84	16,352,399	6.54
California	43	14,686,964	5.87
Arizona	75	13,175,361	5.27
Connecticut	45	9,264,716	3.71
Massachusetts	37	8,512,557	3.41
Nevada	37	7,919,703	3.17
Maryland	32	7,488,145	3.00
Texas	65	7,390,481	2.96
South Carolina	43	6,753,730	2.70
Georgia	39	6,147,310	2.46
Virginia	32	5,907,077	2.36
Tennessee	35	4,915,353	1.97
Colorado	20	4,473,457	1.79
Michigan	36	4,430,503	1.77
Minnesota	19	3,629,998	1.45
Washington	17	3,510,589	1.40
Pennsylvania	33	3,417,250	1.37
North Carolina	21	2,592,739	1.04
New Hampshire	11	2,446,779	0.98
Indiana	20	2,133,019	0.85
Rhode Island	10	1,769,095	0.71
District of Columbia	5	1,477,724	0.59
Ohio	15	1,401,470	0.56
Missouri	13	1,360,811	0.54
Hawaii	3	1,138,876	0.46
Wisconsin	8	1,035,296	0.41
Utah	6	985,552	0.39
Delaware	7	864,907	0.35
Maine	2	836,292	0.33
Iowa	3	588,757	0.24
Idaho	4	588,385	0.24
Louisiana	8	586,810	0.23
Oregon	3	477,342	0.19
Mississippi	3	390,242	0.16
Kansas	3	307,858	0.12
Vermont	2	156,787	0.06
Alabama	1	144,645	0.06
Oklahoma	1	99,300	0.04
Arkansas	1	71,137	0.03
Nebraska	1	57,508	0.02
New Mexico	1	54,914	0.02
West Virginia	1	35,155	0.01
Total:	**1,321**	**$250,001,164**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Occupancy Status of the Group I Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	1,172	$229,253,205	91.70%
Investment	127	17,026,124	6.81
Second Home	22	3,721,835	1.49
Total:	**1,321**	**$250,001,164**	**100.00%**

Documentation Type of the Group I Mortgage Loans

Program	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
No Documentation	668	$118,486,572	47.39%
Stated Documentation	576	115,235,499	46.09
Full/Alt	77	16,279,093	6.51
Total:	**1,321**	**$250,001,164**	**100.00%**

Loan Purpose of the Group I Mortgage Loans

Purpose	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	856	$159,243,570	63.70%
Refinance - Cashout	351	66,845,834	26.74
Refinance - Rate Term	114	23,911,761	9.56
Total:	**1,321**	**$250,001,164**	**100.00%**

Property Type of the Group I Mortgage Loans

Property Type	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	803	$143,668,793	57.47%
PUD	254	50,675,790	20.27
2-4 Family	148	36,730,470	14.69
Condo	116	18,926,112	7.57
Total:	**1,321**	**$250,001,164**	**100.00%**

DESCRIPTION OF THE GROUP I COLLATERAL

Original Prepayment Penalty Term of the Group I Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Aggregate Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	360	$69,330,564	27.73%
12	221	49,253,686	19.70
24	118	20,169,389	8.07
36	236	41,960,304	16.78
60	386	69,287,221	27.71
Total:	**1,321**	**$250,001,164**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

SUMMARY OF THE GROUP II MORTGAGE LOANS

Number of Mortgage Loans:	1,063	Index Type:	
Aggregate Principal Balance:	$259,955,539	6 Month LIBOR:	100.00%
Conforming Principal Balance Loans:	$150,603,093		
Conforming Principal Balance Percent:	57.93%	W.A. Initial Periodic Cap:	5.000%
Average Principal Balance:	$244,549	W.A. Subsequent Periodic Cap:	1.000%
Range:	$25,450 - $1,640,000	W.A. Lifetime Rate Cap:	5.651%
W.A. Coupon:	6.096%	Property Type:	
Range:	4.500% - 7.875%	Single Family Residence:	56.16%
W.A. Gross Margin:	2.752%	PUD:	17.34%
Range:	2.250% - 3.750%	2-4 Family:	18.11%
W.A. Stated Remaining Term (months):	359 months	Condo:	8.39%
Range:	348 months - 360 months		
W.A. Seasoning:	1 month	Occupancy Status:	
Latest Maturity Date:	April 1, 2034	Primary:	51.90%
State Concentration (> 5%):		Investment:	33.66%
California:	50.35%	Second Home:	14.44%
Interest Only Loans	93.14%	Documentation Status:	
W.A. Original LTV:	78.85%	Full:	17.62%
Range:	38.46% - 95.00%	Stated:	77.79%
W.A. Effective LTV:	77.40%	No Documentation:	4.59%
Range:	38.46% - 80.00%	W.A. Prepayment Penalty Term:	36 months
Non-Balloon Loans:	100.00%	Loans with Prepay Penalties:	14.33%
W.A. FICO Score (1):	700	Loans with Mortgage Insurance	6.55%
First Liens:	100.00%	Loans with Lender Paid Mortgage Insurance	0.00%

(1) For loans that were scored

DESCRIPTION OF THE GROUP II COLLATERAL

Product Type of the Group II Mortgage Loans

Product Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
ARM - 7 Year/6 Month - 7 Year IO	10	$1,642,200	0.63%
ARM - 3 Year/6 Month	36	8,930,090	3.44
ARM - 3 Year/6 Month - 3 Year IO	633	160,300,903	61.66
ARM - 5 Year/6 Month	45	8,904,573	3.43
ARM - 5 Year/6 Month - 5 Year IO	334	79,037,973	30.40
ARM - 10 Year/6 Month - 10 Year IO	5	1,139,800	0.44
Total:	**1,063**	**$259,955,539**	**100.00%**

Principal Balances at Origination of the Group II Mortgage Loans

Principal Balance at Origination ($)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	14	$568,100	0.22%
50,000.01 - 100,000.00	163	12,884,400	4.96
100,000.01 - 150,000.00	231	28,932,640	11.13
150,000.01 - 200,000.00	164	29,020,500	11.16
200,000.01 - 250,000.00	117	26,346,850	10.13
250,000.01 - 300,000.00	83	22,778,300	8.76
300,000.01 - 350,000.00	77	25,222,600	9.70
350,000.01 - 400,000.00	52	19,612,250	7.54
400,000.01 - 450,000.00	33	14,053,150	5.41
450,000.01 - 500,000.00	33	15,757,400	6.06
500,000.01 - 550,000.00	23	12,123,800	4.66
550,000.01 - 600,000.00	21	12,183,450	4.69
600,000.01 - 650,000.00	18	11,506,900	4.43
650,000.01 - 700,000.00	6	4,054,400	1.56
700,000.01 - 750,000.00	4	2,851,200	1.10
750,000.01 - 800,000.00	8	6,298,250	2.42
800,000.01 - 850,000.00	3	2,437,300	0.94
850,000.01 - 900,000.00	3	2,659,600	1.02
900,000.01 - 950,000.00	2	1,852,000	0.71
950,000.01 - 1,000,000.00	4	3,956,250	1.52
Greater than or equal to 1,000,000.01	4	4,876,750	1.88
Total:	**1,063**	**$259,976,090**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Remaining Principal Balances of the Group II Mortgage Loans

Remaining Principal Balance ($)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
0.01 - 50,000.00	14	$568,100	0.22%
50,000.01 - 100,000.00	163	12,881,856	4.96
100,000.01 - 150,000.00	231	28,928,974	11.13
150,000.01 - 200,000.00	165	29,216,817	11.24
200,000.01 - 250,000.00	116	26,144,038	10.06
250,000.01 - 300,000.00	83	22,774,717	8.76
300,000.01 - 350,000.00	77	25,220,058	9.70
350,000.01 - 400,000.00	52	19,612,048	7.54
400,000.01 - 450,000.00	33	14,053,150	5.41
450,000.01 - 500,000.00	33	15,756,767	6.06
500,000.01 - 550,000.00	23	12,123,800	4.66
550,000.01 - 600,000.00	21	12,183,258	4.69
600,000.01 - 650,000.00	18	11,506,205	4.43
650,000.01 - 700,000.00	6	4,054,400	1.56
700,000.01 - 750,000.00	4	2,851,200	1.10
750,000.01 - 800,000.00	8	6,298,250	2.42
800,000.01 - 850,000.00	3	2,437,300	0.94
850,000.01 - 900,000.00	3	2,659,600	1.02
900,000.01 - 950,000.00	2	1,852,000	0.71
950,000.01 - 1,000,000.00	4	3,956,250	1.52
Greater than or equal to 1,000,000.01	4	4,876,750	1.88
Total:	**1,063**	**$259,955,539**	**100.00%**

Mortgage Rates of the Group II Mortgage Loans

Mortgage Rate (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
4.500 - 4.999	10	$2,278,700	0.88%
5.000 - 5.499	92	21,278,226	8.19
5.500 - 5.999	331	87,660,218	33.72
6.000 - 6.499	324	80,043,735	30.79
6.500 - 6.999	244	55,944,452	21.52
7.000 - 7.499	54	11,014,934	4.24
7.500 - 7.999	8	1,735,274	0.67
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution of the Group II Mortgage Loans

Location	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
California	367	$130,895,484	50.35%
Arizona	78	12,562,612	4.83
Washington	54	11,067,550	4.26
Colorado	61	10,385,575	4.00
Georgia	68	9,032,899	3.47
Florida	50	8,851,158	3.40
New York	25	8,584,813	3.30
Massachusetts	28	7,998,772	3.08
Oregon	42	6,730,450	2.59
Nevada	39	6,463,172	2.49
Texas	35	5,860,660	2.25
Virginia	22	5,848,279	2.25
Illinois	26	5,607,343	2.16
New Jersey	18	4,566,600	1.76
Maryland	14	3,546,853	1.36
North Carolina	29	3,107,524	1.20
Connecticut	7	2,409,240	0.93
New Mexico	7	2,038,131	0.78
Pennsylvania	9	1,973,400	0.76
Ohio	17	1,762,185	0.68
Utah	15	1,754,750	0.68
Idaho	11	1,679,850	0.65
South Carolina	8	1,440,797	0.55
Montana	6	914,250	0.35
Rhode Island	6	910,300	0.35
Oklahoma	3	825,600	0.32
Maine	1	708,000	0.27
District of Columbia	3	640,800	0.25
Delaware	2	432,000	0.17
New Hampshire	2	411,600	0.16
Michigan	4	387,723	0.15
Tennessee	3	230,200	0.09
Louisiana	1	193,300	0.07
Indiana	1	79,273	0.03
Kansas	1	54,396	0.02
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Property Types of the Group II Mortgage Loans

Property Type	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Single Family Residence	602	$146,003,041	56.16%
2-4 Family	172	47,081,418	18.11
PUD	179	45,069,533	17.34
Condo	110	21,801,547	8.39
Total:	**1,063**	**$259,955,539**	**100.00%**

Original Loan-to-Value of the Group II Mortgage Loans

Original Loan-to-Value Ratio (%)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Less than or equal to 50.00	6	$704,780	0.27%
50.01 - 55.00	2	452,900	0.17
55.01 - 60.00	7	661,759	0.25
60.01 - 65.00	17	4,875,309	1.88
65.01 - 70.00	39	11,470,028	4.41
70.01 - 75.00	90	24,000,596	9.23
75.01 - 80.00	846	203,600,473	78.32
80.01 - 85.00	10	2,181,050	0.84
85.01 - 90.00	26	6,877,497	2.65
90.01 - 95.00	20	5,131,148	1.97
Total:	**1,063**	**$259,955,539**	**100.00%**

Documentation Type of the Group II Mortgage Loans

Program	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Stated Documentation	757	$202,228,851	77.79%
Full/Alt	265	45,794,223	17.62
No Documentation	41	11,932,465	4.59
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Scores at Origination of the Group II Mortgage Loans

FICO	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Not Available	1	$522,600	0.20%
Less than 620	2	415,405	0.16
620 - 639	54	18,312,209	7.04
640 - 659	121	35,165,212	13.53
660 - 679	162	42,011,469	16.16
680 - 699	171	41,369,295	15.91
700 - 719	154	34,775,796	13.38
720 - 739	138	29,313,967	11.28
740 - 759	121	29,462,781	11.33
760 - 779	93	18,465,259	7.10
780 - 799	37	8,154,146	3.14
Greater than or equal to 800	9	1,987,400	0.76
Total:	**1,063**	**$259,955,539**	**100.00%**

Loan Purpose of the Group II Mortgage Loans

Purpose	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Purchase	699	$166,343,258	63.99%
Refinance - Cashout	181	50,881,763	19.57
Refinance - Rate Term	183	42,730,517	16.44
Total:	**1,063**	**$259,955,539**	**100.00%**

Occupancy Status of the Group II Mortgage Loans

Occupancy Status	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
Primary	403	$134,910,500	51.90%
Non-Owner Occupied	458	87,495,737	33.66
Second Home	202	37,549,302	14.44
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Prepayment Penalty Term of the Group II Mortgage Loans

Original Prepayment Penalty Term (mos.)	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
None	867	$222,692,184	85.67%
12	1	327,447	0.13
36	195	36,935,907	14.21
Total:	**1,063**	**$259,955,539**	**100.00%**

Non-zero Weighted Average Prepay Penalty Term: 36

Gross Margins of the Group II Mortgage Loans

Gross Margin	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.10%
2.500 - 2.999	1,060	259,087,039	99.67
3.500 - 3.999	2	596,500	0.23
Total:	**1,063**	**$259,955,539**	**100.00%**

Maximum Mortgage Rates of the Group II Mortgage Loans

Maximum Mortgage Rates	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
10.000 - 10.499	20	$5,262,250	2.02%
10.500 - 10.999	114	27,520,917	10.59
11.000 - 11.499	181	42,080,077	16.19
11.500 - 11.999	350	89,152,379	34.30
12.000 - 12.499	246	59,884,457	23.04
12.500 - 12.999	128	30,726,848	11.82
13.000 - 13.499	23	5,110,110	1.97
13.500 - 13.999	1	218,500	0.08
Total:	**1,063**	**$259,955,539**	**100.00%**

Minimum Mortgage Rates of the Group II Mortgage Loans

Minimum Mortgage Rates	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
2.000 - 2.499	1	$272,000	0.10%
2.500 - 2.999	1,060	259,087,039	99.67
3.500 - 3.999	2	596,500	0.23
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Lifetime Rate Caps of the Group II Mortgage Loans

Lifetime Periodic Cap	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000	394	$90,724,546	34.90%
6.000	669	169,230,993	65.10
Total:	**1,063**	**$259,955,539**	**100.00%**

Initial Periodic Caps of the Group II Mortgage Loans

Initial Periodic Cap	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
5.000	1,063	$259,955,539	100.00%
Total:	**1,063**	**$259,955,539**	**100.00%**

Subsequent Periodic Caps of the Group II Mortgage Loans

Periodic Cap	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
1.000	1,063	$259,955,539	100.00%
Total:	**1,063**	**$259,955,539**	**100.00%**

DESCRIPTION OF THE GROUP II COLLATERAL

Rate Adjustments of the Group II Mortgage Loans

Month and Year of Next Rate Adjustment	Number of Mortgage Loans	Remaining Principal Balance	% of Aggregate Remaining Principal Balance
November 2006	2	$1,282,300	0.49%
December 2006	5	1,449,695	0.56
January 2007	97	25,611,618	9.85
February 2007	112	28,885,331	11.11
March 2007	400	96,162,600	36.99
April 2007	53	15,839,450	6.09
March 2008	1	440,000	0.17
July 2008	4	2,051,502	0.79
August 2008	1	64,000	0.02
September 2008	2	212,176	0.08
November 2008	5	785,284	0.3
December 2008	13	2,986,855	1.15
January 2009	32	5,489,373	2.11
February 2009	76	17,834,607	6.86
March 2009	225	53,276,850	20.49
April 2009	20	4,801,900	1.85
March 2011	10	1,642,200	0.63
March 2014	5	1,139,800	0.44
Total:	**1,063**	**$259,955,539**	**100.00%**

FOR ADDITIONAL INFORMATION PLEASE CALL:

Deutsche Bank Securities

MBS Trading

Aamer Abdullah	212-250-2669
Steven Katz	212-250-3116
Mark Ginsberg	212-250-2669

MBS Banking

Ted Hsueh	212-250-6997
Renee McGrail	212-250-3097

MBS Structuring

David Haynie	212-250-4519
Rebekah Berry	212-250-0795